A special meeting of Term Portfolio's shareholders was held on October 27, 2011. The results of votes taken among shareholders on the proposal before them are reported below. Each vote reported represents a single share held on the record date for the meeting.

PROPOSAL 1
To modify Term Portfolio's fundamental concentration policy.
	# of Votes	% of Votes
Term Portfolio
Affirmative	5,118,729.765	100.000
Against	0.000	0.000
Abstain	0.000	0.000
TOTAL	5,118,729.765	100.000